UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  August 12,
2020

  By E-Mail

  Jerald A. Hammann
  1566 Sumter Ave. N.
  Minneapolis, MN 55427

           Re:     CytRx Corporation
                   Revised Preliminary Proxy Statement
                   Filed August 7, 2020 by Jerald A. Hammann
                   File No. 000-15327

  Dear Mr. Hammann:

           We have reviewed your filing and have the following comments.

  Revised Preliminary Proxy Statement
  Background of the Solicitation, page 3

  1. We note your response to our prior comment 1 in our July 31, 2020 comment letter. We do not believe you have provided sufficient support for the suggestion that the decision by the company to postpone its annual meeting was related to your request that it do so.
           Thus, please revise your disclosure to include the facts described in your response or remove the suggestion.

  Reasons for the Solicitation, page 5

  2. We reissue prior comment 6 in our July 31, 2020 comment letter because we do not
           believe you have provided sufficient support that the company   s
cost of capital has
           increased.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,
                                                                  /s/ Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions